North America Structured Investments

J.P.Morgan

2yNC6m KRE Auto Callable Contingent Interest Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Fund:	SPDR® S&P® Regional Banking ETF
Strike Date:	February 7, 2024
Pricing Date:	February 8, 2024
Final Review Date:	February 9, 2026
Maturity Date:	February 12, 2026
Review Dates:	Quarterly
Contingent Interest Rate:	At least 10.40%* per annum, payable quarterly at a rate of at least 2.60%*, if applicable
Interest Barrier:	An amount that represents 55.00% of the Initial Value
Trigger Value:	An amount that represents 50.00% of the Initial Value
CUSIP:	48134WEY9
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48134WEY9/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $940.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If the closing price of one share of the Fund on any Review Date (other than the first and final Review Dates) is greater than or equal to the Strike Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to that Review Date *plus* (c) any previously unpaid Contingent Interest Payments for any prior Review Dates, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Payment at Maturity

If the notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment, if any, applicable to the final Review Date *plus* (c) if the Contingent Interest Payment applicable to the final Review Date is payable, any previously unpaid Contingent Interest Payments for any prior Review Dates.

If the notes have not been automatically called and the Final Value is less than the Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose more than 50.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Hypothetical Payment at Maturity**

Fund Return	Payment At Maturity (assuming 10.40% per annum Contingent Interest Rate)
60.00%	$1,026.00
40.00%	$1,026.00
20.00%	$1,026.00
5.00%	$1,026.00
0.00%	$1,026.00
-5.00%	$1,026.00
-10.00%	$1,026.00
-20.00%	$1,026.00
-30.00%	$1,026.00
-40.00%	$1,026.00
-45.00%	$1,026.00
-45.01%	$1,000.00
-50.00%	$1,000.00
-50.01%	$499.90
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

This table does not demonstrate how your interest payments can vary over the term of your notes.

Contingent Interest

*If the notes have not been automatically called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $26.00 (equivalent to an interest rate of at least 10.40% per annum, payable at a rate of at least 2.60% per quarter), *plus* any previously unpaid Contingent Interest Payments for any prior Review Dates.

**This table assumes that no previously unpaid Contingent Interest Payment is payable at maturity. The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

prospectus supplement and the applicable product supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.